Shanda Games Limited
No. 1 Office Building, No. 690 Bibo Road
Pudong New Area, Shanghai 201203
The People’s Republic of China

October 6, 2015

Via E-mail

Christina Chalk
Senior Special Counsel
Office of Mergers and Acquisitions
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Shanda Games Amendment No. 4 to Schedule 13E-3 Filed September 24, 2015 SEC File No. 005-85045

Dear Ms. Chalk:

This letter is submitted by Shanda Games Limited (the “Company”) in response to the comments that you provided on behalf of the staff in the Office of Mergers and Acquisitions in the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) with respect to the Company’s Amendment No. 4 to Schedule 13E-3, File No. 005-85045, filed on September 24, 2015 (as amended, the “Schedule 13E-3” or the “Filing”), as set forth in your letter to the Company dated September 29, 2015. In response to the Staff’s comments, the Company is also filing via EDGAR under separate cover Amendment No. 5 to the Schedule 13E-3 (“Amendment No. 5”). For your convenience, the text of the Staff’s comments is set forth below (in bold), followed in each case by the response. Please note that all references to page numbers in the responses are references to Amendment No. 5 or the page numbers in the revised proxy statement attached as Exhibit (a)(1) to Amendment No. 5 (the “Revised Proxy Statement”).

To the extent any response relates to information concerning Yingfeng Zhang, Capitalhold Limited, Capitalcorp Limited, Ningxia Yilida Capital Investment Limited Partnership, Yili Shengda Investment Holdings (Hong Kong) Company Limited, Ningxia Zhengjun Equity Investment Partnership Enterprise (Limited Partnership), Ningxia Zhongyincashmere International Group Co., Ltd., Zhongrong Shengda Investment Holdings (Hong Kong) Company Limited, Zhongrong Investment Holdings (Hong Kong) Co., Ltd., Ningxia Silkroad Equity Investment Partnership Enterprise (Limited Partnership), Ningxia Zhongrong Legend Equity Investment Partnership Enterprise (Limited Partnership), Shanghai Yingfeng Investment Management Company Limited, Shaolin Liang, Orient Hongtai (Hong Kong) Limited, TonSung Holdings Limited, Lihua Investment Center (Shanghai) L.P., Orient Hongzhi (Hong Kong) Limited, HuaSung Holdings Limited, Litian Investment Center (Shanghai) L.P., Hao Ding International Limited, Shanghai Hai Sheng Tong Investment Co., Ltd., Lihai Investment Center (Shanghai) L.P., Liyou Investment Management (Shanghai) Company Limited, Zhejiang Huatong Holding Group Company Limited, Miaotong Wang, Heng Shao or Ji Wang such response is included in this letter based on information provided to us by such other persons or their respective representatives.

Christina Chalk
U.S. Securities and Exchange Commission
October 6, 2015

Capitalized terms not otherwise defined in this letter have the meanings ascribed to them in the Revised Proxy Statement.

Schedule 13E-3/A – Plans for the Company after the Merger, page 62

1.	We note the new disclosure on page 62 of the amended disclosure document to the effect that you have had discussions with “professional advisors” regarding the relisting of the Company’s shares on an exchange after this going-private merger. Identify the advisors with whom you have consulted. Provide the disclosure required by Item 9 of Schedule 13E-3 and Item 1015 of Regulation M-A with respect to the consultations with such persons and the persons themselves, or explain in your response letter why you do not consider this Item to be applicable. We may have further comments. Note that even oral consultations with such persons may constitute reports within the meaning of Item 1015 which must be summarized in considerable detail in your disclosure document.

In response to the Staff’s comment, the Schedule 13E-3 has been revised. Please refer to the revised disclosure on pages 27 and 62 of the Revised Proxy Statement. The estimated fees and expenses incurred or to be incurred by Ningxia in connection with the Merger, including those of King & Wood Mallesons and Southwest Securities, have previously been included in the table titled “Fees and Expenses” on page 71 of the proxy statement.

* * *

Christina Chalk
U.S. Securities and Exchange Commission
October 6, 2015

Please note that Amendment No. 5 also includes certain other updates to the Company’s disclosures and internal conforming changes.

The Company hereby acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in Amendment No. 5;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the SEC from taking any action with respect to Amendment No. 5; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Attached hereto as Exhibit A is a similar written acknowledgement by each of the filing persons other than the Company.

The Company appreciates the Staff’s attention to the review of the Filing. Please do not hesitate to contact the undersigned or Miranda So of Davis Polk & Wardwell, counsel to the Company, at +852-2533-3373, if you have any questions regarding Amendment No. 5 or this letter.

Sincerely,

Shanda Games Limited
By:	/s/ Li Yao
Chief Financial Officer
Shanda Games Limited

cc:	Robert Chu, Esq. (Sullivan & Cromwell) Chun Wei, Esq. (Sullivan & Cromwell) Miranda So, Esq. (Davis Polk & Wardwell) Zhan Chen, Esq. (Wilson Sonsini Goodrich & Rosati, P.C.)

Exhibit A

ACKNOWLEDGMENT

In response to the comments of the staff in the Office of Mergers and Acquisitions in the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) contained in its letter dated September 29, 2015, with respect to Amendment No. 4 to Schedule 13E-3, File No. 005-85045 (as amended, the “Schedule 13E-3”) filed on September 24, 2015 by Shanda Games Limited and the other filing persons named therein (such other filing persons, the “Filing Persons”), the undersigned hereby acknowledge that in connection with Amendment No. 5 to the Schedule 13E-3 (“Amendment No. 5”), which is filed concurrently with the submission of this acknowledgment, as well as any subsequent amendment to Amendment No. 5 filed with the SEC:

•	the Filing Person is responsible for the adequacy and accuracy of the disclosure in Amendment No. 5;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the SEC from taking any action with respect to Amendment No. 5; and

•	the Filing Person may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Dated as of October 6, 2015

[Signature pages follow]

YINGFENG ZHANG

/s/ Yingfeng Zhang
Name: Yingfeng Zhang

CAPITALHOLD LIMITED
By:	/s/ Yingfeng Zhang
Name: Yingfeng Zhang
Title: Director

CAPITALCORP LIMITED

By:	/s/ Yingfeng Zhang
Name: Yingfeng Zhang
Title: Director

NINGXIA YILIDA CAPITAL INVESTMENT LIMITED PARTNERSHIP By Shanghai Yingfeng Investment Management Company Limited, its general partner

By:	/s/ Yingfeng Zhang
Name: Yingfeng Zhang
Title: Director

YILI SHENGDA INVESTMENT HOLDINGS (HONG KONG) COMPANY LIMITED

By:	/s/ Yingfeng Zhang
Name: Yingfeng Zhang
Title: Director

NINGXIA ZHENGJUN EQUITY INVESTMENT PARTNERSHIP ENTERPRISE (LIMITED PARTNERSHIP) By Shanghai Yingfeng Investment Management Company Limited, its general partner

By:	/s/ Yingfeng Zhang
Name: Yingfeng Zhang
Title: Director

[Signature page to the acknowledgment]

NINGXIA ZHONGYINCASHMERE INTERNATIONAL GROUP CO., LTD.

By:	/s/ Shengming Ma
Name: Shengming Ma
Title: Chairman

ZHONGRONG SHENGDA INVESTMENT HOLDINGS (HONG KONG) COMPANY LIMITED

By:	/s/ Shengming Ma
Name: Shengming Ma
Title: Director

ZHONGRONG INVESTMENT HOLDINGS (HONG KONG) CO., LTD.

By:	/s/ Shengming Ma
Name: Shengming Ma
Title: Director

NINGXIA SILKROAD EQUITY INVESTMENT PARTNERSHIP ENTERPRISE (LIMITED PARTNERSHIP) By Ningxia Zhongyincashmere International Group Co., Ltd., its general partner

By:	/s/ Shengming Ma
Name: Shengming Ma
Title: Chairman

NINGXIA ZHONGRONG LEGEND EQUITY INVESTMENT PARTNERSHIP ENTERPRISE (LIMITED PARTNERSHIP) By Ningxia Zhongyincashmere International Group Co., Ltd., its general partner

By:	/s/ Shengming Ma
Name: Shengming Ma
Title: Chairman

SHANGHAI YINGFENG INVESTMENT MANAGEMENT COMPANY LIMITED

By:	/s/ Yingfeng Zhang
Name: Yingfeng Zhang
Title: Director

[Signature page to the acknowledgment]

SHAOLIN LIANG

/s/ Shaolin Liang
Name: Shaolin Liang

ORIENT HONGTAI (HONG KONG) LIMITED

By:	/s/ Ji Wang
Name: Ji Wang
Title: Director

ORIENT HONGZHI (HONG KONG) LIMITED

By:	/s/ Ji Wang
Name: Ji Wang
Title: Director

HAO DING INTERNATIONAL LIMITED

By:	/s/ Ji Wang
Name: Ji Wang
Title: Director

TONSUNG HOLDINGS LIMITED

By:	/s/ Ji Wang
Name: Ji Wang
Title: Director

[Signature page to the acknowledgment]

LIHUA INVESTMENT CENTER (SHANGHAI) L.P.

By:	/s/ Bo Chen
Name: Bo Chen
Title: Authorized Representative

HUASUNG HOLDINGS LIMITED

By:	/s/ Ji Wang
Name: Ji Wang
Title: Director

LITIAN INVESTMENT CENTER (SHANGHAI) L.P.

By:	/s/ Bo Chen
Name: Bo Chen
Title: Authorized Representative

SHANGHAI HAI SHENG TONG INVESTMENT CO., LTD.

By:	/s/ Ji Wang
Name: Ji Wang
Title: Director

LIHAI INVESTMENT CENTER (SHANGHAI) L.P.

By:	/s/ Bo Chen
Name: Bo Chen
Title: Authorized Representative

[Signature page to the acknowledgment]

LIYOU INVESTMENT MANAGEMENT (SHANGHAI) COMPANY LIMITED

By:	/s/ Ji Wang
Name: Ji Wang
Title: Director

ZHEJIANG HUATONG HOLDING GROUP COMPANY LIMITED

By:	/s/ Miaotong Wang
Name: Miaotong Wang
Title: Chairman

MIAOTONG WANG

/s/ Miaotong Wang
Name: Miaotong Wang

HENG SHAO

/s/ Heng Shao
Name: Heng Shao

JI WANG

/s/ Ji Wang
Name: Ji Wang

[Signature page to the acknowledgment]